                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------


                             AMENDED SCHEDULE 13G
                           (Pursuant to Rule 13d-2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (Amendment No. 01)


                             FALMOUTH BANCORP, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                    306754102
                                 (CUSIP Number)


                                  June 15, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1 (b)
         [ ] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)



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CUSIP No. 306754102                 13G                      Page 2 of 4 Pages
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1.       NAMES OF REPORTING PERSONS:  Cape Cod Five Cents Savings Bank.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:  04-11490707

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  |_|
                                                                (b)  |_|

3.       SEC USE ONLY:

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Massachusetts

NUMBER OF                    5.     SOLE VOTING POWER:  131,800*
SHARES
BENEFICIALLY                 6.     SHARED VOTING POWER:  N/A
OWNED BY
EACH REPORTING               7.     SOLE DISPOSITIVE POWER:  131,800
PERSON WITH:
                             8.    SHARED DISPOSITIVE POWER:  N/A


9.       AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:    131,800


10.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES:            |_|


11.      PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9):  Approximately 10.8%*

12.      TYPE OR REPORTING PERSON:  BK

----------

* The number of shares owned has not changed. However, the percentage ownership by Cape Cod Five of the Issuer has increased from the percentage reported in its Schedule 13G filed with the Commission on February 5, 1998, solely due to a redemption of shares outstanding by the Issuer.







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CUSIP No. 306754102                 13G                      Page 3 of 4 Pages
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Item 1(a).   Name of the Issuer:

             Falmouth Bancorp, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             20 Davis Straits
             Falmouth, Massachusetts 02540

Item 2(a).   Name of Person Filing:

             Cape Cod Five Cents Savings Bank

Item 2(b).   Address of Principal Business Office, or if None, Residence:

             P.O. Box 10
             19 West Road
             Orleans, Massachusetts 02653

Item 2(c).   Citizenship:

             Massachusetts

Item 2(d).   Title of Class of Securities:

             Common Stock, $0.01 par value

Item 2(e).   CUSIP Number:

             306754102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

             (b) [X]  Bank as defined in Section 3(a)(6) of the Act

Item 4.      Ownership.

             (a)  Amount Beneficially Owned:  131,800 shares

             (b)  Percent of Class:  10.8%

             (c) Number of shares as to which such person has:

                 (i)   Sole power to vote or direct vote:    131,800
                 (ii)  Shared power to vote or direct vote:  N/A
                 (iii) Sole power to dispose or direct disposition of:  131,800
                 (iv)  Shared power to dispose or direct disposition of: N/A

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CUSIP No. 306754102                 13G                      Page 4 of 4 Pages
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Item 5.      Ownership of Five Percent or Less of a Class.

             N/A

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             N/A

Item 8.      Identification and Classification of Members of the Group.

             N/A

Item 9.      Notice of Dissolution of Group.

             N/A

Item 10. Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                              July 29, 1999
                                              -----------------------------
                                              Date



                                              /s/ Elliott G. Carr
                                              -------------------------------
                                              Elliott G. Carr/ President